03011615

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Credit Lyonnais Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carrieri (212) 261-7413
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION MAR 03 2003 165

PROCESSED MAR 20 2003 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

We, Francois Pages and Michael Carrieri, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Credit Lyonnais Securities (USA) Inc. for the year ended December 31, 2002, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 21, 2003

Francois Pages

Chief Executive Officer and President

Title

February 21, 2003

Michael Carrieri

Chief Financial Officer

Title

Subscribed and sworn to before me on
This 21st day of February, 2003

Notary Public

GEORGE H. HOWARD, III
Notary Public, State of New York
No. 31-4801346
Certificate filed in Nassau County
Commission Expires April 30, 2003

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Credit Lyonnais Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Credit Lyonnais Securities (USA) Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 21, 2003

CREDIT LYONNAIS SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002
(In Thousands)

ASSETS

Cash and cash equivalents	$ 873
Securities segregated under federal regulations	30,871
Securities owned, at market value	55,598
Securities borrowed	1,543,994
Receivable from brokers, dealers and clearing organizations	20,574
Receivable from non-customer	16,178
Receivable from customers	8,457
Other assets	24,913
TOTAL ASSETS	$1,701,458

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Short-term bank loan	$ 5,810
Securities sold, not yet purchased, at market value	2,208
Securities sold under agreement to repurchase	71,507
Securities loaned	1,448,050
Payable to brokers, dealers and clearing organizations	8,659
Payable to customers	11,045
Other liabilities and accrued expenses	43,876
	1,591,155
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	25,000
STOCKHOLDER'S EQUITY	85,303
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,701,458

See notes to statement of financial condition.

CREDIT LYONNAIS SECURITIES (USA) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002
(In Thousands)

1. ORGANIZATION AND BUSINESS ACTIVITIES

The Company - Credit Lyonnais Securities (USA) Inc. (the "Company") is a direct wholly-owned subsidiary of Credit Lyonnais GlobalPartners, Inc. (the "Parent"), which is an indirect wholly-owned subsidiary of Credit Lyonnais, S.A ("CL S.A."). The Company is registered with the Securities and Exchange Commission as a securities broker-dealer, and is registered with the Commodity Futures Trading Commission as a guaranteed introducing broker. The Company is a member of the New York Stock Exchange, Inc. ("NYSE") and the National Association of Securities Dealers, Inc.

Nature of Business - In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks, and securities broker-dealers. The Company also engages in proprietary trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Statement of Financial Condition - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, particularly in the valuation of non-readily marketable investments, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents - The Company has defined cash and cash equivalents as overnight time deposits and investments in short-term highly liquid instruments with original maturities of less than 90 days.

Customer Facilitation Activities - Customer securities transactions are recorded on a settlement date basis with related commission revenues and expenses, and clearance expenses recorded on a trade date basis.

Proprietary Trading Activities - Proprietary securities transactions are recorded on a trade date basis with gains and losses resulting from this activity reported in revenue from principal transactions. Securities owned and securities sold, not yet purchased are recorded at market value.

Securities Lending Activities - Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and takes possession of collateral in the form of cash or other collateral in an amount generally in excess of

the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Reverse Repurchase and Repurchase Agreements - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements"), or sales of securities under agreements to repurchase ("repurchase agreements"), are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a market value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when appropriate.

Investment Banking - Underwriting revenues and fees for mergers and acquisitions and advisory assignments are recorded when services for the transactions are substantially completed.

Income Taxes - Income tax expense or benefit is provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the statement of financial condition and income tax bases of assets and liabilities, using currently enacted tax rates.

Translation of Foreign Currencies - Non-U.S. dollar denominated assets and liabilities are translated at year-end rates of exchange.

3. ACCOUNTING PRONOUNCEMENTS

In 2001, the Financial Accounting Standards Board ("FASB") issued *SFAS No. 141 - Business Combinations, SFAS No. 142 - Goodwill and Other Intangible Assets and SFAS No. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets*, which establishes standards for accounting for goodwill and certain intangible assets. The Company adopted SFAS No. 141, SFAS No. 142 and SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 141, SFAS No. 142 and SFAS No. 144 did not have a significant impact on the financial position of the Company.

In 2002, the Financial Accounting Standards Board issued *SFAS No. 145- Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, SFAS No. 146 Accounting for Costs Associated with Exit or Disposal Activities, SFAS No.147 Acquisitions of Certain Financial Institutions and SFAS No. 148 Accounting for Stock-Based Compensation Transition and Disclosure , an amendment of SFAS No. 123.* The Company adopted SFAS No. 145, SFAS No. 146, SFAS No. 147 and SFAS No. 148 on January 1, 2003. The adoption of SFAS No. 145, SFAS No. 146, SFAS No. 147, SFAS No. 148 did not have a significant impact on the financial position of the Company

In November 2002, the Financial Accounting Standards Board issued *Financial Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it issues. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply prospectively to guarantees issued after December 31, 2002 regardless of the guarantor's fiscal year-end.

The disclosure requirements in FIN 45 are effective for financial statements of any period ending after December 15, 2002.

In January 2003, the Financial Accounting Standards Board issued *Financial Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities*, which provides guidance to determine when enterprises should consolidate variable interest entities ("VIE's"). In general, a VIE is an entity whose equity investors either do not provide sufficient resources to enable the VIE to finance its activities without additional financial support from other parties, or lack decision making authority, the obligation to absorb the expected losses of the entity, or the right to receive the expected residual returns of the entity. FIN 46 requires that a VIE be consolidated by the party, referred to as the primary beneficiary, who is subject to a majority of the expected losses of the VIE or entitled to receive a majority of the expected residual returns of the VIE or both. FIN 46 is effective for any VIE's created after January 31, 2003 and applies in the first fiscal year after June 15, 2003 to VIE's in which an enterprise holds a variable interest that it acquired prior to February 1, 2003.

The Company adopted FASB Interpretation No. 45 and FASB Interpretation No. 46 on January 1, 2003. The adoption of FASB Interpretation No. 45 and FASB Interpretation No. 46 did not have a significant impact on the financial position of the Company.

4. SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2002, the Company had segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, $30,871 of proprietary securities.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Assets and liabilities recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations, and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors approximated fair value at December 31, 2002.

6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from and payable to broker-dealers and clearing organizations as of December 31, 2002 are as follows:

Receivable from broker-dealers and clearing organizations:	
Securities failed to deliver	$ 9,479
Clearing organizations	8,284
Other	2,811
	$ 20,574

Payable to broker-dealers and clearing organizations:	
Securities failed to receive	$ 7,909
Clearing organizations	721
Other	29
	$ 8,659

7. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers represent balances arising from cash transactions conducted on a delivery or receipt versus payment basis.

8. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2002, securities owned at market value and securities sold, not yet purchased, consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government and Agencies	$55,595	$ -
Corporate Debt Securities	-	2,208
Equities	3	-
	$55,598	$ 2,208

Securities owned and sold, not yet purchased are reported on a trade date basis. At December 31, 2002, no securities owned were pledged as collateral.

9. SECURITIES RECEIVED AS COLLATERAL

On the statement of financial condition at December 31, 2002, all firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or repledge the securities are classified as securities pledged as collateral as required by SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125*. At December 31, 2002, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed agreements with financial institutions. The fair value of such collateral at December 31, 2002 is $1,509,853. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2002, substantially all of the above collateral has been delivered against securities sold short or repledged in securities lending transactions by the Company.

10. RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company is reimbursed and charged for these services at cost plus 0-11%. The Company also enters into securities transactions and financing transactions with its affiliates. The receivable from non-customer represents an amount due from CL S.A. in connection with its proprietary trading activities.

As of December 31, 2002, affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Cash and cash equivalents	$ 846
Securities borrowed	1,168
Receivable from brokers, dealers and clearing organizations	6,027
Receivable from non-customer	16,178
Other assets	12,698
Total	$ 36,917
Liabilities:	
Short-term bank loan	$ 5,810
Securities loaned	123,751
Payable to brokers, dealers and clearing organizations	6,034
Payable to customers	348
Securities sold under agreement to repurchase	71,507
Other liabilities and accrued expenses	5,980
Total	$213,430
Liability subordinated to claims of general creditors	$ 25,000

11. TAXES

At December 31, 2002, the Company has Federal net operating loss carryforwards of approximately $5,610 for income tax purposes of which approximately $5,065 expires in 2011 and $545 in 2012.

The Company records income taxes in accordance with SFAS No. 109. As of December 31, 2002, the Company has a net deferred tax asset of $5,836. The net deferred tax asset consists primarily of deferred pension accrual and net operating loss carryforwards. The 2002 net decrease to the deferred tax asset balance was $2,744. Such change was principally the result of the utilization of a portion of the Company's prior year net operating losses. Finally, a valuation allowance in the amount of $5,836 was recorded against the net deferred tax asset, and as a result, no deferred tax asset was recorded in the financial statements of the Company.

12. COMMITMENTS AND CONTINGENCIES

The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will be resolved with no material adverse effect on the consolidated financial position of the Company; however, such resolution could have a material adverse impact on operating results in future periods, depending in part on the results for such periods.

13. EMPLOYEE BENEFIT PLAN

Employees of the Company participate in Credit Lyonnais Americas' ("CLA") Qualified and Non-Qualified Retirement Plans. Both plans cover substantially all employees who meet certain age and tenure requirements and provide benefits to employees upon retirement. The Company's employees became eligible to participate in these plans beginning in 1996.

The defined benefit plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CLA's funding policy is to fund the plan based upon the Aggregate Actuarial Cost Method.

At December 31, 2002, the portion of the plans' projected benefit obligation allocated to the Company's employees was $11,432.

14. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2002, the Company had a subordinated loan agreement with its Parent as follows:

Subordinated loan, due December 31, 2003	$ 25,000

The subordinated loan bears interest at LIBOR plus 50 basis points which resets every six months. The terms of the subordinated loan allow for automatic one-year extensions through December 31, 2008.

The subordinated loan meets the regulatory requirements and is added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has a $200,000 subordinated revolving loan facility ("revolver") with an affiliate maturing in December of 2005. The revolver was approved by the NYSE and upon draw down can be added in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The revolver was not drawn at December 31, 2002.

15. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), and the capital rules of the NYSE. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2002, the Company had net capital of $88,216 which was 502% of aggregate debit items and $86,716 in excess of required net capital of $1,500.

16. CONCENTRATIONS OF CREDIT RISK

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy their obligation to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate nonperformance by customers or counterparties in the situation described. The Company has a policy of

reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2002, the Company's most significant concentration of credit risk was with affiliated companies.

17. OFF BALANCE-SHEET RISK

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. At December 31, 2002, there were no open foreign currency forward transactions.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. At December 31, 2002, the Company had $2,208 of securities sold, not yet purchased. The Company has recorded these obligations in the financial statements at December 31, 2002 at market values of the related securities and may incur a loss if the market value of the securities increases subsequent to December 31, 2002.

18. SUBSEQUENT EVENT

On December 16, 2002, the board of directors of both Credit Lyonnais SA and Credit Agricole SA approved the acquisition of Credit Lyonnais SA by Credit Agricole SA. The acquisition bid will take the form of a public offer initiated jointly by Credit Agricole SA and SACAM Developpement, which is the 100% owned subsidiary of Caisses Regionales de Credit Agricole de Mutuel. The acquisition merger plan has been filed with various French regulatory authorities and approval is pending.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte & Touche

February 21, 2003

Credit Lyonnaïs Securities (USA), Inc.
1301 Avenue of the Americas
New York, New York

In planning and performing our audit of the financial statements of Credit Lyonnais Securities (USA), Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP